August 6, 2008

Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549
Mail Stop 4561

Attn.:	Michael McTiernan, Special Counsel

Re:	New York Residential, Inc.
Amendment No. 1 to Registration Statement on Form SB-2
Filed November 13, 2007
File No. 333-141653

Ladies and Gentlemen:

We are in receipt of the comments of the staff of the Securities and Exchange Commission (the "Commission") to Amendment No. 1 to the Registration Statement on Form SB-2 (the “Registration Statement”) of New York Residential, Inc. (the "Company") by letter dated December 11, 2007 to Mr. Robert Kornstein, the Company's President, and have set forth below the Company's responses.  The responses correspond to the numbered items in the Commission's letter.  For your convenience, we have also inserted each of your comments above the corresponding response.  We are transmitting herewith Amendment No. 2 (the “Amendment”) to Form SB-2 on Form S-1 which reflects, where appropriate, revisions pursuant to the staff’s comments.

General

1.             Comment:

Please update your financial statements and related notes in accordance with Rule 310 of Regulation S-B.

Response:

The Company has filed updated financial statements and related notes in the Amendment.

United States Securities and Exchange Commission
August 6, 2008

2.             Comment

We note your response to comment no. 28 and your disclosure on page 17 that you are conducting this offering, on a best-efforts basis, through Robert Kornstein your President and Secretary, as well as your existing shareholders, Ivan Berkowitz, Avner Maloul and Alan Lowy and that each of these individuals intends, at the end of the offering, to perform substantial duties for or on behalf of' the company unrelated to the transaction in securities. Please provide on a supplemental basis a detailed analysis of how these individuals will satisfy the requirements of Rule 3a4-1 of the Exchange Act.  In particular, please explain how each individual falls within the definition of “associated person of an issuer” and discuss the relative percentage of time that each individual will devote to the substantial duties for or on behalf of the company at the end of the offering.

Response:

The Company believes the named individuals satisfy the requirements of Rule 3a4-1 of the Exchange Act because they are “associated persons” of the Company who (1) are not subject to any statutory disqualification as defined in Section 3(a)(39); (2) are not to be compensated in connection with their respective participation through commissions or other remuneration based either directly or indirectly on transactions in securities; (3) are not and do not intend to become associated persons of any broker or dealer; and (4) meet all of the conditions of paragraph (a)(4)(ii) of Rule 3a4-1.

These individuals fall within the definition of “associated person of an issuer” because they are natural persons who will fulfill substantial duties for the Company (and will thus function as “employees”) including assisting the Company in locating and evaluating residential real estate investment opportunities.  Although these individuals will not devote full time to these activities on behalf of the Company, this will be the Company’s only business following the offering, and these individuals will be engaged in this business on behalf of the Company to the same extent as will Mr. Kornstein.  These individuals, together with Mr. Kornstein, will be the only individuals engaged in this business for the Company.

The Offering, page 3

3.             Comment:

You disclose that units are expected to begin trading on or promptly after the date of this prospectus.  However, you disclose elsewhere that the units will not trade on an exchange but instead may be quoted on the OTCBB.  Please revise accordingly.  In addition, please disclose the basis for your belief that the quotation in the OTCBB will occur promptly after the date of the prospectus.  There does not appear to be any basis for you to assume the quotation of the units or the underlying securities on the OTCBB.

United States Securities and Exchange Commission
August 6, 2008

Response:

The Company has revised the referenced disclosure to reflect that the units are expected to be listed for quotation on the OTCBB.  In addition, the Company has revised the disclosure to state that it intends to apply for listing of the units, warrants and shares on the OTCBB but that it cannot be certain that the units, warrants or shares will be approved for quotation thereon.

Summary Financing Data, page 5

4.             Comment:

Please clarify that the balance sheet data is as of June 30, 2007.

Response:

The Company has clarified the disclosure accordingly for the updated December 31, 2007 and March 31, 2008 balance sheet data.

Use of Proceeds, page 9

5.             Comment:

We note your response to comment no. 13 and the revised disclosure on page 9.  We continue to believe that you should describe the use of proceeds of the loan provided by Mr. Kornstein and reissue that portion of the comment.

Response:

The Company has added a sentence describing the use of proceeds of the loan provided by Mr. Kornstein to the Company.

Management’s Discussion and Analysis of Financial Condition and Plan of Operation, page 12

6.             Comment:

We note your response to comment no. 16 and the revised disclosure on page 12 that you generated approximately $123,000 from activities, and, after deducting costs of $101,874, you had net income of $16,146 for the year ended December 31, 2006.  Please revise your disclosure to clarify your revenues and expenses so that they correspond to your net income.

                Response:

The Company has corrected the disclosure accordingly.

United States Securities and Exchange Commission
August 6, 2008

Proposed Business, page 13

7.             Comment:

Please include detailed disclosure regarding Mr. Kornstein’s experience in acquiring and operating residential real estate.  In addition, please include disclosure regarding his experience in conducting a public offering of securities and managing a public company.

Response:

The Company has added disclosure detailing the nature of Mr. Kornstein’s experience in acquiring and operating residential real estate. In addition, the Company has revised to include disclosure regarding Mr. Kornstein’s experience in conducting a public offering of securities and managing a public company.

Compensation, page 16

8.             Comment:

We note your response to comment no. 25 and the revised disclosure that you expect expenses to be reimbursed will be limited to general and administrative expenses, communications, travel and entertainment.  Please expand  your disclosure to clarify how communications, travel and entertainment expenses are related to activities on your behalf and disclosure, if true, that here are no limits in reimbursements to your existing stockholders and sole directors and executive officer.

Response:

The Company has added the requested disclosure.

Plan of Distribution, page 17

9.             Comment:

We note that you may engage broker-dealers to distribute the units. Please confirm to us that if you do you will file a post-effective amendment to amend this section to identity the broker-dealer(s) and the material  terms of the engagement.

Response:

We hereby confirm on behalf of the Company that in the event that it engages any broker-dealer to distribute the units, the Company has indicated that it will file a post-effective amendment to amend this section to identity the broker-dealer(s) and the material terms of the engagement.

United States Securities and Exchange Commission
August 6, 2008

10.           Comment:

Please disclose the states in which you intend to qualify the offering of your units.

Response:

The Company has added disclosure indicating that it intends to offer the units in New York, New Jersey and Connecticut.

Financial Statements and Notes

Note 3 - Proposed Offering, page F-11

11.           Comment:

We have read and considered your responses to comment 30. We note that you revised your MD&A to expand your discussion of terms of the warrants. Please revise to provide similar disclosure in the footnotes of the company's financial statements as of December 31, 2006 and June 30, 2007, as previously requested.

Response:

The Company has added the disclosure to Notes 5 and 3 in the footnotes to the Company’s financial statements for the year ended December 31, 2007 and the three months ended March 31, 2008, respectively.

Undertakings, page II-3

12.           Comment:

We note your response to comment no. 33 that the company has added the requested undertakings. Please revise this section to include the undertakings required by Item 512(a)(4) and (g)(2) of Regulation S-B.

Response:

The Company has added the two requested undertakings as items (c)(3) and (4) in its list of undertakings.

United States Securities and Exchange Commission
August 6, 2008

Exhibits

13.           Comment:

We note your response to comment no. 34 that the company is filing the required exhibits with the amendment. However, your legal opinion does not appear to have been filed. If you are not in a position to file your legal opinion with the next amendment, please provide a draft copy for us to review.

Response:

The Company has filed the draft opinion as Exhibit 5.1 to the Amendment, as well as Exhibits 4.1 and 4.3.  Exhibit 4.4 will be filed in the next amendment to the Registration Statement.

Very truly yours,

/s/ Jeffrey A. Rinde

Jeffrey A. Rinde

cc:	Jennifer Gowetski Yolanda Crittenden Linda van Doorn